Exhibit 99.1

RRSAT ENHANCES SENIOR TEAM WITH TWO NEW VPS
 Meidad Katz and Ziv Mor’s Appointments Mark RRsat’s Continued Focus on
Providing Focused Global Service

Reem, Israel – October 26, 2010 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that Meidad Katz has been appointed the new VP of Engineering and Professional Services and Ziv Mor has been promoted to VP of Business Development in addition to his responsibilities as Chief Technology Officer.

Meidad Katz comes to RRsat from HOT Telecom where he served as VP of Engineering and Chief Technology Officer.  As VP of Engineering and Professional Services at RRsat, Meidad will apply his expertise with technology and engineering to help enhance RRsat’s high quality of service.

Ziv Mor, an RRsat veteran since 1997, will apply his years of experience working with RRsat’s technological endeavors to work even closer with its partners and alliances in his new role as VP of Business Development while continuing to lead the company’s technological roadmap.

“Bringing on Meidad and promoting Ziv are the latest steps RRsat is taking to continue providing comprehensive broadcasting services to a global market,” said David Rivel, founder and CEO of RRsat. “We are confident that Meidad’s wealth of knowledge and Ziv’s years of service with RRsat will positively impact these goals.”

The addition of Meidad Katz and promotion of Ziv Mor, follow the recent hiring of Eric Larsen as Senior Director of Sales, North America, and David Aber as Chief Finance Officer.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 550 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

Company Contact Information: Dr. Beth Erez, Sr. Advisor, Marketing Tel: +972 8 861 0000 Email: marketing@RRsat.com	Public Relations Contact: Josh Kail, Vendeloo Tel: +1 718 522 9873 Email: josh@vendeloo.com

David Aber, CFO Tel: +972 8 861 0000 Email: investors@RRsat.com	External Investor Relations Contacts: Ehud Helft/ Porat Saar CCG Investor Relations Israel Tel: +646.233.2161 Email: rrsat@ccgisrael.com

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes and (viii) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2009 and our Current Reports on Form 6-K.